Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

July 2, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 28, 2024, The Nasdaq Stock Market (the "Exchange") received from Sunrise Realty Trust, Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12(b)/A for the registration of the following securities:

Common stock, $0.01 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,